UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-127703
CUSIP Number:  501862106
(Check One):
☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D   ☐  Form N-SAR       ☐  Form N-CSR

For period ended:	December 31, 2010

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Li3 Energy, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	Av. Pardo y Aliaga 699 Of. 802

City, State and Zip Code:	San Isidro, Lima, Peru

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 (the “Report”) by the prescribed date of February 14, 2011, because certain financial technical presentation matters could not be finalized within the prescribed time period without unreasonable effort or expense.  The registrant intends to file the Report within the period specified by Rule 12b-25(b)(2)(ii).

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                      ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant’s financial statements for the three and six month periods ended December 31, 2010, will change significantly from the comparable periods in the prior year.

The registrant incurred approximately $837,000 and $1,110,000 of exploration expenses in the three and six months ended December 31, 2010, compared to $0 and $0 of exploration expenses in the corresponding periods of the prior year.

The registrant incurred general and administrative expenses of approximately $1,555,000 and $2,386,000 for the three and six month periods ended December 31, 2010, compared to $702,653 and $717,418 for the corresponding periods of the prior year.  These expenses mainly consisted of consultancy fees, travel expenses, professional fees incurred in connection with the day to day operation of the registrant’s business, and the preparation and filing of its periodic reports.

The registrant’s other expense for the three and six months ended December 31, 2010, were approximately $3,605,000 and $838,000, compared to $545,522 and $547,479 for the comparable periods of the prior year.  The registrant’s other expenses in both the current year and prior year periods consist primarily of unrealized losses from the increase in the fair value of derivative liabilities related to the registrant’s outstanding warrant instruments.

Net loss for the three and six months ended December 31, 2010, were approximately $5,998,000 and $4,334,000, compared to net loss of $1,248,175 and $1,264,897 for the comparable periods of the prior year.

Li3 Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: February 15, 2011	By:	/s/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer